UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: __________________

ARABELLA EXPLORATION, INC.

(Translation of registrant's name into English)

500W. Texas Avenue
Suite 1450
Midland, Texas 79701
Telephone: 432 897-4755

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Changes in Registrant's Certifying Accountant

On April 3, 2014, Arabella Exploration, Inc. (the "Company"), formerly known as Lone Oak Acquisition Corporation, engaged Marcum LLP (“Marcum”) as its independent registered public accounting firm. Ham, Langston & Brezina, LLP (“HLB”), which was the independent registered public accounting firm for the Company’s Predecessor, was dismissed on the same date. The decision to engage Marcum, who were the independent registered public accounting firm for Lone Oak Acquisition Corporation, and to dismiss HLB was approved by the Company's Audit Committee and Board of Directors.

HLB’s report on the financial statements of the Company’s predecessor for the fiscal years ended December 31, 2012 and 2011 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. HLB's report on the Company's financial statements for the fiscal years ended December 31, 2012 and 2011 contained an explanatory paragraph indicating that there was a substantial doubt as to the Company's ability to continue as a going concern. During the Company's fiscal years ended December 31, 2012 and 2011 and through April 3, 2014, there were no disagreements with HLB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to HLB’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such period.

During the Company’s years ended December 31, 2012 and 2011 and through April 3, 2014, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 304 of Regulation S-K.

The Company has provided HLB with a copy of the foregoing disclosures and has requested that HLB review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 304(a)(3) of Regulation S-K. Attached as Exhibit 16.1 is a copy of HLB’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

During the years ended December 31, 2012 and 2011 and through April 3, 2014, neither the Company’s Predecessor nor anyone on its behalf consulted Marcum regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company’s Predecessor, and neither a written report nor oral advice was provided to the Company’s Predecessor that Marcum concluded was an important factor considered by the Company’s Predecessor in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event.

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Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
16.1	Letter from Ham, Langston & Brezina, LLP, dated April 7, 2014

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 11, 2014

ARABELLA EXPLORATION, INC.

By:	/s/ Jason Hoisager
Name: Jason Hoisager
Title: Chief Executive Officer

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